July 31, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig D. Wilson, Sr. Asst. Chief Accountant
David Edgar, Staff Accountant

Re:	salesforce.com, inc.
Form 10-K for the Fiscal Year Ended January 31, 2014
Filed March 5, 2014
File No. 001-32224

Gentlemen:

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Graham Smith, Chief Financial Officer of salesforce.com, inc. (the “Company”), dated July 2, 2014 (the “Comment Letter”) related to the above referenced filing and our subsequent telephone conference with the Staff on July 22, 2014. For your convenience, we have repeated the comments contained in the Comment Letter before our responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Years Ended January 31, 2014 and 2013

Revenues, page 45

1.	We note that your explanation of the 33% increase in revenues in fiscal 2014 does not specify in quantitative terms the contributions from what you disclose as the “volume-driven increases from new customers, upgrades and additional subscriptions from existing customers and a decline in attrition rates.” In addition, you disclose on page 46, that the acquisition of ExactTarget in July 2013 resulted in a majority of the increased demand for services in 2014. Please tell us why you have not disclosed more quantitative analysis of revenues resulting from the contributing factors you disclosed as well as from the acquisition of ExactTarget. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

We respectfully acknowledge the Staff’s comment and we advise the Staff that we plan to provide additional disclosure in future filings regarding contributors to revenue growth such as the impact to revenue growth resulting from material acquisitions.

With respect to the Staff’s comment requesting additional quantitative disclosure of drivers of revenue growth, the facts and circumstances outlined in our September 27, 2013 response to the Staff’s comment on this topic in its August 29, 2013 correspondence have not changed. However, as discussed during our telephone conference on July 22, 2014, we plan to provide expanded qualitative disclosure concerning the primary drivers of revenue growth in future filings.

For example, using the MD&A period-on-period comparison explanation on page 42 of our Form 10-Q for the quarter ended April 30, 2014, the following is an illustration of anticipated future disclosures (the underlined text below shows the anticipated new disclosure):

“…The increase in subscription and support revenues was primarily caused by volume-driven increases from new business, which includes new customers, upgrades and additional subscriptions from existing customers. The decline in our attrition rate also played a secondary role in the increase in subscription and support revenues. We continue to invest in a variety of customer programs and initiatives, which, along with increasing enterprise adoption, have helped reduce our attrition rate.”

Furthermore, in response to the Staff’s comment regarding revenue growth resulting from a decline in our attrition rate, as discussed during our conference call, we intend to provide expanded disclosure in future filings on attrition rate and trends.

For example, as an illustration of our future disclosures, we expect to provide disclosure similar to our period-on-period discussion on page 30 of our Form 10-Q for the quarter ended April 30, 2014 within the Overview section of MD&A (the underlined text below shows the anticipated new disclosure):

“Our typical subscription contract term is 12 to 36 months, although terms range from one to 60 months, so during any fiscal reporting period only a subset of active subscription contracts is eligible for renewal. We calculate our attrition rate as of the end of each month. Our current attrition rate calculation does not include the ExactTarget, Inc. (“ExactTarget”) offerings. Our attrition rate was between nine and ten percent during the quarter ended April 30, 2014, declining slightly from the attrition rate as of January 31, 2014. We expect our attrition rate to continue to decline slowly over time, as we continue to expand our enterprise business and invest in customer success and related programs.”

Non-GAAP Financial Measures

Non-GAAP gross profit, Non-GAAP operating profit and Non-GAAP net income

Income Tax Effects and Adjustments, page 56

2.	We note your response to prior comment 3 including the reconciliation of the components of non-GAAP tax expense. In future filings please provide similar information in your disclosures. Refer to Compliance and Disclosure Interpretation 102.11 which indicates that regardless of the format of the presentation, registrants should disclose how the tax effect in a non-GAAP performance measure is calculated.

We respectfully advise the Staff that beginning on February 1, 2014, which was the start of our fiscal 2015, we changed the methodology used to calculate our non-GAAP tax expense. In place of the calculations described in our May 30, 2014 response letter to the Staff for the three years ended January 31, 2014, we have computed and are utilizing a fixed long-term projected non-GAAP tax rate of 36.5 percent for fiscal 2015. We moved to this long-term projected non-GAAP tax rate in order to provide better consistency across the interim reporting periods by eliminating the effects of non-recurring and period-specific items. Consequently, we believe that starting in fiscal 2015, providing a tabular reconciliation consistent with the calculations in our May 30, 2014 response letter to the Staff is not appropriate given our new methodology.

We further advise the Staff that we intend to include expanded qualitative disclosure on the calculation of our non-GAAP tax rate in future filings beginning with our Form 10-Q for the quarter ended July 31, 2014. Using the disclosure in the Form 10-Q for the quarter ended April 30, 2014, in our Non-GAAP Financial Measures discussion within the MD&A on page 49, the following is an illustration of future disclosures (the underlined text below shows the anticipated new disclosure):

“Income Tax Effects and Adjustments.... During fiscal 2015, the Company began to compute and utilize a fixed long-term projected non-GAAP tax rate in order to provide better consistency across the interim reporting periods by eliminating the effects of non-recurring and period-specific items such as changes in the tax valuation allowance and tax effects of acquisitions-related costs, since each of these can vary in size and frequency. When projecting this long-term rate, the Company evaluated a three-year financial projection that excludes the impact of the following non-cash items: Stock-Based Expenses, Amortization of Purchased Intangibles, Amortization of Debt Discount, and Gains/Losses on Conversions of Debt. The projected rate also assumes no new acquisitions in the three-year period, and takes into account other factors including the Company’s current tax structure, its existing tax positions in various jurisdictions and key legislation in major jurisdictions where the Company operates. The non-GAAP tax rate for fiscal 2015 is 36.5%. The Company intends to re-evaluate this long-term rate on an annual basis or if any significant events that may materially affect this long-term rate occur. This long-term rate could be subject to change for a variety of reasons, for example, significant changes in the geographic earnings mix including acquisition activity, or fundamental tax law changes in major jurisdictions where the Company operates.”

Additionally, we anticipate providing disclosure similar to the above in our fiscal 2015 Form 10-K, including a tabular reconciliation for fiscal years 2014 and 2013, as we indicated in our May 30, 2014 response letter to the Staff.

*    *    *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please direct them to my attention. My telephone number is (415) 901-5140, my fax number is (415) 901-7040 and my email address is gsmith@salesforce.com.

Very truly yours,

salesforce.com, inc.

/s/ Graham Smith

Graham Smith
Chief Financial Officer

cc:	Marc Benioff, Chairman and Chief Executive Officer
Burke Norton, Chief Legal Officer
Joe Allanson, Chief Accounting Officer
Amy Weaver, Senior Vice President, General Counsel
Lawrence Tomlinson, Director and Chair of the Audit Committee
Aaron Alter, Esq., Wilson Sonsini Goodrich & Rosati
Craig Smith, Ernst & Young LLP